Form 10-K, Exhibit 13
period 1996-12-31
PHILADELPHIA CONSOLIDATED HOLDING CORP
filed 1997-03-31
CIK 909109

                                                                      EXHIBIT 13


[LOGO]                                          PHILADELPHIA INSURANCE COMPANIES
================================================================================



                                   [PICTURE]




                               TABLE OF CONTENTS

Corporate Profile.......................................................2

Message from the Chairman & CEO.........................................3

Selected Financial Data.................................................4

Management's Discussion and Analysis....................................7

Financial Section......................................................11

Underwriting & Marketing...............................................23

Offices & Regions......................................................26

Board of Directors,
Shareholder Information & Officers.....................................27

CORPORATE PROFILE                                                        [LOGO]
===============================================================================
Philadelphia Consolidated Holding Corp. (the "Company") (Nasdaq National Market:
PHLY) is an insurance holding company with assets of $226,000,000. The Company's history dates back to the incorporation of one of its subsidiaries in 1962. The Company wholly owns the following three subsidiary companies:

PHILADELPHIA INDEMNITY INSURANCE COMPANY

A Pennsylvania domiciled commercial property and casualty insurance company licensed as an admitted carrier in 48 states.

PHILADELPHIA INSURANCE COMPANY

A Pennsylvania domiciled commercial property and casualty insurance company which is approved in 36 states as a surplus lines company.

MAGUIRE INSURANCE AGENCY, INC.

A captive underwriting manager founded in 1962 by James J. Maguire, the Company's Chairman, President and CEO. The underwriting manager writes insurance only for the account of the Company's two insurance subsidiaries.

A.M. BEST RATING

The Company's two insurance subsidiaries are pooled for risk assumption and accumulated surplus. A.M. Best Company has assigned the insurance subsidiaries an "A" (EXCELLENT) rating.

STANDARD & POOR'S RATING

In 1996 Standard & Poor's assigned an "A" CLAIMS PAYING ABILITY rating to the insurance subsidiaries, noting that insurers rated "A" offer good financial security. Standard & Poor's indicated that the rating "was based on the Companies' focused business strategy, excellent operating performance and superior capital position.

COMPANY BUSINESS

The Company designs, markets and underwrites commercial property and casualty insurance products for select classes of business. Marketing is done through the Company's direct production underwriting staff from 37 regional offices located in major United States markets. Telemarketing staffs in the Company's regional offices and Philadelphia home office market various Professional Liability Products.

In addition to direct sales, the Company also accepts business from independent insurance brokers. In 1996, 55% of total written premium was produced through approximately 3,000 broker relationships.

[LOGO]                                          MESSAGE FROM THE CHAIRMAN & CEO
===============================================================================
TO OUR SHAREHOLDERS, CLIENTS AND EMPLOYEES.

This year marks our thirty-fourth year in business and our third full year as a public company. Shareholder value was created not only in calculable ratios and financial measurements, but also through the outstanding performance of our people in the various disciplines of the Company.

  The Company recorded its best year ever in 1996! Gross written premiums increased 31.4% to $136.9 million while an impressive 86.5% combined ratio was maintained for the second consecutive year. Net income for the year was $13.4 million with shareholders' equity increasing 25.3% to $85.6 million ($14.18 per share) and return on equity (ROE) reaching 18.8%. These are impressive numbers by any measure or standard, but of equal importance was the overall development of our Company and its employees which will prepare us for continued growth now and into the 21st Century.

  The competition for profitable business was as fierce in 1996 as it has been for the past several years. Competing for accounts by quoting the lowest price seems to be standard practice. Our marketing strategy emphasizes relationship selling, service and a superior product which has neutralized irresponsible price competition. By staffing 37 field offices across the United States with competent production underwriters, who not only know how to select good business but also know what not to submit for quotation, we've been able to seek out and solicit quality insurance risks either directly or through the insureds' brokers. Another key component to our 86.5% combined ratio is grounded in the methodology of pricing and quoting business which is controlled by our home office underwriting staff. There is no authority for agents or brokers to price or quote accounts. The Company also maintains a "PRICE MONITOR SYSTEM" which measures the pricing of each product and its pure loss results regularly. Through mixed marketing and controlled underwriting, we've created a constant flow of profitable premium from renewals and new account submissions. In 1996, the Company reviewed 16,000 new submissions and successfully sold 6,000 (38%) resulting in new gross written premium of $38 million. Equally impressive was our retention of existing accounts which averaged a remarkable 85%.

INVESTMENTS

  Our investment strategy during the past several years has remained relatively unchanged. The carrying value of the investment portfolio at year end was $172.7 million, with 63.1% of the portfolio invested in municipal bonds, 17.9% in government and corporate bonds, 15.8% in common and 0.8% in preferred stocks and 2.4% in cash equivalents.

  Our philosophy with respect to the fixed maturity portfolio is to buy investment grade securities and ladder maturities over 10 years. Currently, 96% of the fixed maturity securities are "A" rated or better by Standard & Poor's. The common stock portfolio consists of quality long-term growth investments.

  During 1996, cash flows from operations were $37.6 million of which $31.0 million had been invested in the Company's investment portfolio by year end. At year end the investment portfolio had $11.2 million of unrealized gains, produced $7.9 million net income and had a duration of 4.6 years. In 1997, our philosophy will remain basically unchanged.

SHAREHOLDERS FIRST

  At Philadelphia Insurance Companies we believe in "paying" our Shareholders first. The Company, through the Compensation Committee of the Board, has developed a bonus compensation model rewarding its officers and management only after established profitability goals are met.


             [PHOTO OF JAMES J. MAGUIRE/Chairman, President & CEO]


LOOKING AHEAD:

  Our goal in 1997 and into the 21st Century is continued profitable growth of 15% to 20% which can be realized in our niche businesses plus the addition of a few new programs. As we wind down the Company's business pursuits of the 20th Century, and reflect on all the changes we've seen and have been part of, I'm convinced that our Future hinges on the ability to execute, on what I believe, are the four keys to customer satisfaction: COVERAGE, RELATIONSHIP, SERVICE and PRICE. In delivering coverage, our goal is to provide a differentiated product. Service must be timely and mistake-free and pricing obviously is expected to be competitive but with value-added, thus eliminating the need to be the lowest price. Finally, I believe customers today want to do business with a product educated representative who is technologically literate. For these reasons, a major focus of the Company is and will be the streamlining of work flow, educating our representatives and introducing the very latest technology - our ALLENBROOK SYSTEM - to support work flow, service and management information.

Thank you for your support and trust!


/s/ JAMES J. MAGUIRE
-------------------------------------
James J. Maguire
Chairman, President & CEO

SELECTED FINANCIAL DATA                                                  [LOGO]
===============================================================================
                             SELECTED FINANCIAL DATA
                 (In Thousands, Except Share and Per Share Data)


                                                            As of and For the Years Ended December 31,
                                              --------------------------------------------------------------------
                                                 1996         1995         1994             1993          1992
                                              -----------    --------   -----------     -----------    -----------
OPERATIONS STATEMENT DATA:
Gross Written Premiums ....................     $ 136,855    $104,180     $  89,099      $  57,085       $ 37,202
Gross Earned Premiums .....................     $ 121,820    $ 99,507     $  84,657      $  53,506       $ 36,121
Net Written Premiums ......................     $  83,994    $ 62,072     $  55,398      $  40,645       $ 36,168
Net Earned Premiums .......................     $  72,050    $ 58,188     $  52,085      $  37,484       $ 35,290
Net Investment Income .....................         7,910       6,506         4,902          3,269          3,232
Net Realized Investment Gain (Loss) .......           260         181        (1,697)         1,327            606
Other Income ..............................           282         309           314          1,169          1,532
-----------------------------------------------------------------------------------------------------------------------
    TOTAL REVENUE .........................        80,502      65,184        55,604         43,249         40,660
-----------------------------------------------------------------------------------------------------------------------
Net Loss and Loss Adjustment
  Expenses ................................        40,118      33,227        31,009         21,165         20,174
Acquisition Costs and
 Other Underwriting Expenses ..............        22,210      17,105        15,541         12,991         13,794
Other Operating Expenses ..................         1,386       2,564         1,347          3,038          2,848
Interest Expense ..........................          --             -          --              459            637
Accretion of Redemption
  Premium on Debentures ...................          --             -          --             --              710
-----------------------------------------------------------------------------------------------------------------------
    TOTAL LOSSES AND EXPENSES .............        63,714      52,896        47,897         37,653         38,163
-----------------------------------------------------------------------------------------------------------------------
Income Before Income
  Taxes and Extraordinary Item ............        16,788      12,288         7,707          5,596          2,497
    Total Income Tax Expense ..............         3,414       2,458         1,734          1,364          1,090
-----------------------------------------------------------------------------------------------------------------------
Income Before
  Extraordinary Item ......................        13,374       9,830         5,973          4,232          1,407
Extraordinary Item,
  Net of Tax Benefit ......................          --           --             --             --           (463)
-----------------------------------------------------------------------------------------------------------------------
    NET INCOME ............................     $  13,374    $  9,830     $   5,973      $   4,232       $    944
-----------------------------------------------------------------------------------------------------------------------
Weighted Average Shares and Share
  Equivalents Used in Computation
    of  Net Income ........................     7,126,624   6,838,353     6,637,802      4,408,847      3,701,613
-----------------------------------------------------------------------------------------------------------------------
NET INCOME
  PER COMMON SHARE ........................     $    1.88    $   1.44     $    0.90      $    0.96       $   0.32

YEAR END FINANCIAL POSITION:
  Total Investments and Cash
    and Cash Equivalents ..................     $ 180,061    $140,086     $ 105,720      $   90,441      $ 47,480
  Total Assets ............................       225,938     174,148       140,718         116,135        69,692
  Unpaid Loss and Loss
    Adjustment Expenses ...................        96,642      77,686        59,175          44,253        33,751
  Notes Payable ...........................          --           --            --              --         10,000
  Total Shareholders' Equity ..............        85,642      68,316        52,600          49,018         5,429
  Common Shares Outstanding ...............     6,039,806   5,813,851     5,813,851       5,813,851     2,551,021
-----------------------------------------------------------------------------------------------------------------------
INSURANCE OPERATING RATIOS
(STATUTORY BASIS):
  Net Loss and Loss Adjustment
    Expenses to Net Earned Premiums .......         55.7%       57.1%         59.5%            56.5%         57.1%
  Underwriting Expenses to
    Net Written Premiums ..................         31.1%       29.6%         29.9%            34.5%         38.7%
-----------------------------------------------------------------------------------------------------------------------
Combined Ratio ............................         86.8%       86.7%         89.4%            91.0%         95.8%
=======================================================================================================================
A.M. Best Rating ..........................           A           A             A              A-              B+
                                                 (Excellent)  (Excellent)  (Excellent)    (Excellent)     (Very Good)

[LOGO]                                                      INVESTMENT PORTFOLIO
================================================================================

(In Thousands)

                                                           As of and For the Years Ended December 31,
                                              ---------------------------------------------------------------
                                                      1996                  1995                  1994
                                              -----------------       ---------------      ------------------

INVESTMENTS(1)
  FIXED MATURITIES:
    Municipal Debt.........................   $ 108,887   63.1%      $ 94,506   69.9%      $ 67,158      64.4%
    U.S. Treasuries and U.S.
      Government Corporations
      and Agencies ........................      20,557    11.9        14,842    11.0         6,157       5.9
    Investment Grade Corporate Debt........      10,413     6.0        10,135     7.5         4,345       4.2
    Redeemable Preferred Stock ............       1,379      .8         2,365     1.7         2,244       2.2

  EQUITY SECURITIES:
    Common Stock ..........................      27,342    15.8        12,343     9.1         7,745       7.4
    Non-Redeemable Preferred Stock ........           -       -           215      .2         1,607       1.5
-------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS .........................     168,578    97.6       134,406    99.4        89,256      85.6
  CASH EQUIVALENTS ........................       4,094     2.4           825      .6        15,010      14.4
-------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS and Cash Equivalents ....   $ 172,672  100.0%     $ 135,231  100.0%     $ 104,266     100.0%
=============================================================================================================
Net Investment Income .....................      $7,910                $6,506                $4,902
Net Realized Investment Gain (Loss)........         260                   181                (1,697)
-------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENT GAIN .....................      $8,170                $6,687                $3,205
=============================================================================================================
Total Investment Gain, Net of Tax
    Net Investment Income .................      $6,890                $5,597                $4,363
    Net Realized Investment Gain (Loss)....         172                   119                (1,120)
-------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENT Gain, Net of Tax .........      $7,062                $5,716                $3,243
=============================================================================================================

(1)  Stated at carrying values.



                     [1996 INVESTMENT PORTFOLIO PIE CHART]



Corporation Debt                6.0%
Cash Equivalents                2.4%
Common Stock                   15.8%
Municipal Debt                 63.1%
Preferred Stock                  .8%
U.S. Government Securities     11.9%

GROSS PREMIUMS PRODUCED                                                  [LOGO]
===============================================================================


                        GROSS PREMIUMS PRODUCED BY REGION

                                  (in Millions)

                                 1996             1995          1994            1993
                               -------          -------       ------          ------
         Southeast             $ 28.7           $ 22.4        $ 21.3          $ 11.1
         Northeast               15.6             11.7           8.4             9.2
         Mid-Atlantic            13.7              8.5           7.6             6.9
         West                    14.0              9.2           8.0             6.6
         North Central            9.0              6.8           5.3             5.4
         Southwest                8.0              5.0           3.6             3.1
         Central                  3.4              2.4           2.2             1.8
         House/Telemarketing     43.4             37.3          33.8            16.3
         ---------------------------------------------------------------------------
          TOTAL                $135.8           $103.3        $ 90.2          $ 60.4
         ===========================================================================


     The United States is divided into seven regions with 37 sales offices. The goal of the Company is to spread its risks throughout the United States. Field offices provide marketing, preliminary underwriting and client services.


                            GROSS PREMIUMS PRODUCED
                               ($'s IN MILLIONS)

                                    [GRAPH]

1993...........       $ 60.1
1994...........       $ 90.2
1995...........       $103.3
1996...........       $135.8

[LOGO]                                     MANAGEMENT'S DISCUSSION AND ANALYSIS
===============================================================================
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

OPERATIONS:

  The Company continued to realize profitable growth in 1996 through remaining focused in its niche markets, growing written premiums while maintaining underwriting and pricing discipline and diversifying written premium growth through the addition of new products.

  The Company's financial performance has been determined principally by levels of premiums, mix of policies sold, investment income, losses and loss adjustment expenses (LAE), and expenses related to marketing and operations. The Company consistently has incurred losses and LAE lower than the commercial property and casualty insurance industry as a whole. At the same time, the Company has generated growth in written premiums.

  The Company has reported growth in net income in each year from 1992 to 1996. Net income has been generated from both underwriting operations and investing activities. The Company has been able to produce increasing underwriting profits as a result of supplementing historically profitable product lines with growth in certain excess liability products, commercial multi-peril lines and selected expansion into professional liability coverages.

  The insurance subsidiaries are rated "A" (Excellent) by A.M. Best Company. Also, in December 1996, Standard & Poor's assigned an "A" claims paying ability rating to the Company's insurance subsidiaries.

INVESTMENTS:

  The Company's investment policy seeks to maximize after tax investment return, within the constraints of maintaining adequate securities in amount and duration to meet cash requirements of current operating as well as longer-term liabilities, as well as maintaining and improving the Company's A.M. Best and Standard & Poor's ratings. The Company employs professional investment managers for its fixed maturity and equity investments. The portfolio consists of diversified issuers and issues and as of December 31, 1996 approximately 82% of the total portfolio consisted of investments in fixed maturity securities.

  As a result of the Company's earnings growth and favorable market spreads between tax-exempt and taxable fixed maturity securities, the Company continues to invest in tax-exempt securities. At the end of 1996, state and municipal securities represented 63.1% of the total investment portfolio. The Company has also continued to increase its total investments in quality growth oriented mid and large-cap equity securities seeking to achieve diversification and capital appreciation in the portfolio. At December 31, 1996, equity securities comprised 15.8% of the investment portfolio.

  The Company had no derivative financial instruments, real estate or mortgages in the investment portfolio as of December 31, 1996.

RESULTS OF OPERATIONS
(1996 VERSUS 1995)

  Premiums: Gross written premiums grew $32.7 million (31.4%) to $136.9 million in 1996 from $104.2 million in 1995; gross earned premiums grew $22.3 million (22.4%) to $121.8 million in 1996 from $99.5 million in 1995; net written premiums increased $21.9 million (35.3%) to $84.0 million in 1996 from $62.1 million in 1995; and net earned premiums grew $13.9 million (23.9%) to $72.1 million in 1996 from $58.2 million in 1995. The overall growth in premiums and the varying growth rates for gross written premiums, gross earned premiums, net written premiums and net earned premiums are attributable to a number of factors:
- Overall premium growth is primarily attributable to the following factors:

        - The prior year's growth in the field production underwriting organization enabling expansion of the Company's marketing efforts to non-profit organizations, the health and fitness industry and selected professional liability products.

        - The introduction of the Company's Preferred Agent Plan, wherein, business relationships were formed with brokers specializing in certain of the Company's business niches thereby increasing the distribution of the Company's niche products.

        -  Continued favorable market conditions for certain leasing products.

MANAGEMENT DISCUSSION AND ANALYSIS                                       [LOGO]
===============================================================================

- Overall premium growth has been offset in part by designed reductions in premiums from certain rental products due primarily to inadequate pricing levels which are currently being experienced as a result of market competition. However, the Company anticipates an improvement in these market conditions in the near future. Additionally, there have been recent consolidations in the car rental industry the effect of which on the rental car insurance market, if any, are not known at this time.

  Net Investment Income: Net investment income approximated $7.9 million in 1996 and $6.5 million in 1995. The increase of $1.4 million (21.5%) is due primarily to the increase in total investments as a result of cash flows provided from operating activities.

  Net Realized Investment Gain (Loss): Net realized investment gains were $.3 million in 1996 compared to $.2 million in 1995.

  Net Loss and Loss Adjustment Expenses: Net loss and loss adjustment expenses increased $6.9 million (20.8%) to $40.1 million in 1996 from $33.2 million in 1995 and the loss ratio decreased to 55.7% in 1996 from 57.1% in 1995. The increase in net loss and loss adjustment expenses was due primarily to the 23.9% growth in net earned premiums. Additionally, since there was relatively higher net earned premium growth on products with low loss experience, the percentage increase in net loss and loss adjustment expenses (20.8%) was lower than the 23.9% net earned premium growth.

  Acquisition Costs and Other Underwriting Expenses: Acquisition costs and other underwriting expenses increased $5.1 million (29.8%), to $22.2 million in 1996 from $17.1 million in 1995. The increase in acquisition costs and other underwriting expenses exceeds the 23.9% growth in net earned premiums, due primarily to increased commission expense as a result of the Company beginning to market its niche products through preferred brokers.

  Other Operating Expenses: Other operating expenses decreased $1.2 million (46.2%), to $1.4 million in 1996 compared to $2.6 million in 1995 principally due to additional expenses related to the opening of new field offices in 1995.

  Income Tax Expense: The Company's effective tax rates for 1996 and 1995 were 20.3% and 20.0%, respectively. The effective rates differed from the 34% statutory rate principally due to investment income earned on tax-exempt securities.

RESULTS OF OPERATIONS
(1995 VERSUS 1994)

  Premiums: Gross written premiums grew $15.1 million (16.9%) to $104.2 million in 1995 from $89.1 million in 1994; gross earned premiums grew $14.8 million (17.5%) to $99.5 million in 1995 from $84.7 million in 1994; net written premiums increased $6.7 million (12.1%) to $62.1 million in 1995 from $55.4 million in 1994; and net earned premiums grew $6.1 million (11.7%) to $58.2 million in 1995 from $52.1 million in 1994. The overall growth in premiums and the varying growth rates for gross written premiums, gross earned premiums, net written premiums and net earned premiums are attributable to a number of factors:

- Overall premium growth is primarily attributed to: the growth in the field production underwriting organization enabling expansion of the Company's marketing efforts to non-profit organizations, the health and fitness industry and selected professional liability products; and favorable market conditions for certain leasing products.

- Overall premium growth has been offset in part by a continued decrease in premiums from certain rental products due primarily to inadequate pricing levels which are currently being experienced as a result of market competition. Consistent with the Company's conservative underwriting and pricing guidelines the underwriting of these rental products has been curtailed. The Company does not anticipate an improvement in these market conditions will occur in the foreseeable future.

  Net Investment Income: Net investment income approximated $6.5 million in 1995 and $4.9 million 1994. The increase of $1.6 million (32.7%) is due primarily to the increase in total investments as a result of cash flows provided from operating activities.

   Net Realized Investment Gain (Loss): Net realized investment gains were $.2 million in 1995 compared to net realized investment losses of $1.7 million in 1994. In response to the prevailing interest rate environment, the Company sold certain investment securities at a loss during the fourth quarter of 1994 to recover approximately $600,000 in federal capital gains taxes paid in prior years.

[LOGO]
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
================================================================================

  Net Loss and Loss Adjustment Expenses: Net loss and loss adjustment expenses increased $2.2 million (7.1%) to $33.2 million in 1995 from $31.0 million in 1994 and the loss ratio decreased to 57.1% in 1995 from 59.5% in 1994. The increase in net loss and loss adjustment expenses was due primarily to the 11.7% growth in net earned premiums. Additionally, since there was relatively higher net earned premium growth on products with low loss experience, the percentage increase in net loss and loss adjustment expenses (7.1%) was lower than the 11.7% net earned premium growth.

  Acquisition Costs and Other Underwriting Expenses: Acquisition costs and other underwriting expenses increased $1.6 million (10.3%), to $17.1 million in 1995 from $15.5 million in 1994. The increase in acquisition costs and other underwriting expenses was due primarily to the 11.7% growth in net earned premiums, offset in part by a continued reduction in fronting fees and changes in product mix.

  Other Operating Expenses: Other operating expenses increased $1.3 million (100%), to $2.6 million in 1995 compared to $1.3 million in 1994 primarily due to expenses related to the hiring of additional production underwriters and the opening of new field offices.

  Income Tax Expense: The Company's effective tax rates for 1995 and 1994 were 20.0% and 22.5%, respectively. The effective rates differed from the 34% statutory rate principally due to investments in tax-exempt securities.

GROWTH OPPORTUNITIES

  Program/product development continues to be a primary focus of the Company. During 1996, several new programs were "test marketed" and will be introduced in 1997. In addition to these new programs, the Company formed a business relationship with E.B.I., the Workers' Compensation Specialty subsidiary of Orion Capital, which enhanced current coverage offerings. This relationship will facilitate the solicitation of business in certain existing market niches. Business relationships were also formed with brokers ("Preferred Agents") specializing in current product lines adding to growth in existing market niches. It is anticipated that new relationships with Preferred Agents will continue to be formed in 1997.

  The Company renegotiated its reinsurance program, effective January 1, 1997. Although the overall reinsurance program remained substantially unchanged, the Company was able to realize more favorable reinsurance rates.

  Overall, the current business climate remains competitive from a pricing standpoint in certain of the Company's niches. In the context of the current environment, the Company will not sacrifice pricing guidelines for premium volume and will "walk away" from writing business that does not meet underwriting or pricing guidelines. This strategy has occurred with certain products in the Company's rent a car niche over the last two years. Management believes, though, that the Company's mixed marketing strategy is a strength in this market environment, in that, it provides the flexibility to quickly deploy the marketing efforts of the Company's direct production underwriters from soft market segments to market segments with emerging opportunities. Additionally, through the mixed marketing strategy, the Company's production underwriters have established relationships with approximately 3,000 brokers, thus increasing distribution and assuring a regular flow of submissions.

LIQUIDITY AND CAPITAL RESOURCES

  The Company is a holding company whose principal assets currently consist of 100% of the capital stock of two insurance subsidiaries and Maguire Insurance Agency, Inc. The Company's primary sources of funds are dividends from its subsidiaries and payments to it pursuant to tax allocation agreements with the two insurance subsidiaries. For the year ended December 31, 1996, payments to the Company pursuant to such tax allocation agreements totaled $4.1 million. The payment of dividends to the Company from its insurance subsidiaries is subject to certain limitations imposed by the insurance laws of the Commonwealth of Pennsylvania. Statutory profits of the Company's insurance subsidiaries from which dividends may be paid totaled $35.6 million at December 31, 1996. Of this amount, the insurance subsidiaries are entitled to pay approximately $9.6 million of dividends in 1997 without obtaining prior approval from the Insurance Commissioner of the Commonwealth of Pennsylvania.

MANAGEMENT'S DISCUSSION AND ANALYSIS                                      [LOGO]
================================================================================

  Under certain reinsurance agreements, the Company is required to maintain investments in trust accounts to secure its reinsurance obligations (primarily the payment of losses and LAE on business it does not write directly). At December 31, 1996, the investment and cash balances in such trust accounts totaled approximately $26.1 million. In addition, various insurance departments of states in which the Company operates require the deposit of funds to protect policyholders within those states. At December 31, 1996, the balance on deposit for the benefit of such policyholders totaled approximately $7.1 million.

  The Company has no material commitments for capital expenditures as of December 31, 1996.

  The Company has produced net cash from operations of $37.6 million in 1996, $25.2 million in 1995 and $23.4 million in 1994. Management believes that the Company has adequate liquidity to pay all claims and meet all other cash needs.

  The Company's insurance subsidiaries, which operate under a pooling agreement, require capital to support premium writings. Guidelines of the National Association of Insurance Commissioners (the "NAIC") suggests that a property and casualty insurer's ratio of annual statutory net premium written to policyholders' surplus should not exceed 3 to 1. For 1996 and 1995, the ratio of combined annual statutory net premium written by the insurance subsidiaries to their combined policyholders'surplus was approximately 1.0 to 1 and .9 to 1, respectively. Management believes that the policyholders' surplus, which was $81.9 million at December 31, 1996 will be sufficient to support current and anticipated premium writings. The NAIC also requires property and casualty insurers to meet risk-based capital standards. Risk-based capital is designed to measure the acceptable amount of capital an insurer should have based on the inherent specific risks of each insurer. Insurers failing to meet this benchmark capital level may be subject to scrutiny by the insurer's domiciliary insurance department and ultimately rehabilitation or liquidation. Based on the standards currently adopted, policyholders' surplus at December 31, 1996 is in excess of the prescribed risk-based capital requirements.

INFLATION

  Property and casualty insurance premiums are established before the amount of losses and LAE, or the extent to which inflation may affect such amounts, is known. The Company attempts to anticipate the potential impact of inflation in establishing its premiums and reserves. Substantial future increases in interest rates could result in a decline in the market value of the Company's investment portfolio and resulting unrealized losses and/or reductions in shareholders' equity.

[LOGO]                                               CONSOLIDATED BALANCE SHEETS
================================================================================

            PHILADELPHIA CONSOLIDATED HOLDING CORP. AND SUBSIDIARIES

                        (in Thousands, Except Share Data)

                                                             As of December 31,
                                                            -------------------
                                   ASSETS                    1996        1995
                                                            -----      --------
Investments:
  Fixed Maturities Available for Sale at Market
    (Amortized Cost $137,757 and $117,740)
     (including $24,867 and $30,648 in Trust Accounts).   $ 141,236    $121,848
  Equity Securities At Market (Cost $19,648 and $9,685)
    (including $0 and $118 in Trust Accounts)..........      27,342      12,558
                                                          ---------    --------
Total Investments .....................................     168,578     134,406

Cash and Cash Equivalents
  (including $1,224 and $3,048 in Trust Accounts) .....      11,483       5,680
Accrued Investment Income .............................       2,626       2,172
Premiums Receivable ...................................       8,112       7,898
Prepaid Reinsurance Premiums and
  Reinsurance Receivables .............................      18,078      12,785
Deferred Acquisition Costs ............................       9,033       5,157
Property and Equipment ................................       5,226       3,868
Goodwill - Less Accumulated Amortization
  of $1,313 and $1,120 ................................         771         964
Deferred Income Taxes .................................        --             4
Other Assets ..........................................       2,031       1,214
                                                          ---------    --------
TOTAL ASSETS ..........................................   $ 225,938    $174,148
                                                          =========    ========

                 LIABILITIES AND SHAREHOLDERS' EQUITY
Policy Liabilities and Accruals:
  Unpaid Loss And Loss Adjustment Expenses ............   $  96,642    $ 77,686
  Unearned Premiums ...................................      33,154      18,119
                                                          ---------    --------
Total Policy Liabilities and Accruals .................     129,796      95,805

Premiums Payable ......................................         698       2,445
Payable for Investment Purchases ......................        --         1,017
Other Liabilities .....................................       7,614       6,051
Deferred Income Taxes .................................       1,240         -
Income Taxes Payable ..................................         948         514
                                                          ---------    --------
TOTAL LIABILITIES .....................................     140,296     105,832
                                                          ---------    --------

Commitments and Contingencies

Shareholders' Equity:
  Preferred Stock, $.01 Par Value,
    10,000,000 Shares Authorized,
    None Issued and Outstanding........................        -            -
  Common Stock, No Par Value,
    50,000,000 Shares Authorized, 6,039,806 and
    5,813,851 Shares Issued and Outstanding ...........      41,167      39,057
  Notes Receivable from Shareholders ..................        (924)        -
  Unrealized Investment Appreciation (Depreciation),
    Net of Deferred Income Taxes ......................       7,374       4,608
  Retained Earnings ...................................      38,025      24,651
                                                          ---------    --------
TOTAL SHAREHOLDERS' EQUITY ............................      85,642      68,316
                                                          ---------    --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.. ..........   $ 225,938    $174,148
                                                          =========    ========


 The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
================================================================================


          PHILADELPHIA CONSOLIDATED HOLDING CORP. AND SUBSIDIARIES
                 (In Thousands, Except Share and Per Share Data)

                                                       For the Years Ended December 31,
                                                  -----------------------------------------
                                                       1996          1995           1994
                                                  -----------    -----------    -----------
  Revenue:
   Gross Earned Premiums ......................   $   121,820    $    99,507    $    84,657
   Ceded Earned Premiums ......................       (49,770)       (41,319)       (32,572)
                                                  -----------    -----------    -----------
   Net Earned Premiums ........................        72,050         58,188         52,085
   Net Investment Income ......................         7,910          6,506          4,902
   Net Realized Investment Gain (Loss) ........           260            181         (1,697)
   Other Income ...............................           282            309            314
                                                  -----------    -----------    -----------
     TOTAL REVENUE ............................        80,502         65,184         55,604
                                                  -----------    -----------    -----------

  Losses and Expenses:
   Loss and Loss Adjustment Expenses ..........        44,720         40,661         34,020
   Net Reinsurance Recoveries .................        (4,602)        (7,434)        (3,011)
                                                  -----------    -----------    -----------
   Net Loss And Loss Adjustment Expenses ......        40,118         33,227         31,009
   Acquisition Costs and Other
     Underwriting Expenses ....................        22,210         17,105         15,541
   Other Operating Expenses ...................         1,386          2,564          1,347
                                                  -----------    -----------    -----------
     TOTAL LOSSES AND EXPENSES ................        63,714         52,896         47,897
                                                  -----------    -----------    -----------

  Income Before Income Taxes ..................        16,788         12,288          7,707
                                                  -----------    -----------    -----------
  Income Tax Expense (Benefit):
   Current ....................................         3,596          2,760          2,902
   Deferred ...................................          (182)          (302)        (1,168)
                                                  -----------    -----------    -----------
     TOTAL INCOME TAX EXPENSE .................         3,414          2,458          1,734
                                                  -----------    -----------    -----------
     NET INCOME ...............................   $    13,374    $     9,830    $     5,973
                                                  ===========    ===========    ===========
  Per Average Common Share Data:
     NET INCOME ...............................   $      1.88    $      1.44    $      0.90
                                                  ===========    ===========    ===========

  Weighted Average Shares and Share Equivalents
   Used in Computation of Net Income
   Per Common Share ...........................     7,126,624      6,838,353      6,637,802
                                                  ===========    ===========    ===========


      REVENUE
 ($'s IN MILLIONS)
1994..........$55.6
1995..........$65.2
1996..........$80.5


     NET INCOME
 ($'s IN MILLIONS)
1994..........$ 6.0
1995..........$ 9.8
1996..........$13.4

   The accompanying notes are an integral part of the consolidated financial statements.

                                           CONSOLIDATED STATEMENTS OF CHANGES IN
                                                            SHAREHOLDERS' EQUITY
================================================================================



            PHILADELPHIA CONSOLIDATED HOLDING CORP. AND SUBSIDIARIES
                        (In Thousands, Except Share Data)

                                                           For the Years Ended December 31,
                                                      ----------------------------------------
                                                         1996            1995          1994
                                                     -----------    -----------    -----------
Common Shares:
  Balance at Beginning of Year ....................    5,813,851      5,813,851      5,813,851
  Issuance of Shares
   Pursuant to Employee Stock Purchase Plan ......        78,455            -              -
   Pursuant to Employee Stock Option Plan ........       147,500            -              -
                                                     -----------    -----------    -----------
     BALANCE AT END OF YEAR ......................     6,039,806      5,813,851      5,813,851
                                                     ===========    ===========    ===========
Common Stock:
 Balance at Beginning of Year ....................   $    39,057    $    39,096    $    39,101
 Issuance of Shares
   Pursuant to Employee Stock Purchase Plan ......         1,131            -              -
 Exercise of Employee Stock Options ..............           979            -              -
 Other ...........................................           -              (39)            (5)
                                                     -----------    -----------    -----------
     BALANCE AT END OF YEAR ......................        41,167         39,057         39,096
                                                     -----------    -----------    -----------

Notes Receivable from Shareholders:
 Balance at Beginning of Year ....................           -              -              (97)
 Notes Receivable Issued
   Pursuant to Employee Stock Purchase Plan ......        (1,131)           -              -
 Collection of Notes Receivable ..................           207            -               97
                                                     -----------    -----------    -----------
     BALANCE AT END OF YEAR ......................          (924)           -              -
                                                     -----------    -----------    -----------

Unrealized Investment Appreciation (Depreciation),
 Net of Deferred Income Taxes:
   Balance at Beginning of Year ..................         4,608         (1,317)         1,166
   Change in Unrealized Investment Appreciation
     (Depreciation), Net of Deferred Income Taxes          2,766          5,925         (2,483)
                                                     -----------    -----------    -----------
     BALANCE AT END OF YEAR ......................         7,374          4,608         (1,317)
                                                     -----------    -----------    -----------
Retained Earnings:
 Balance at Beginning of Year ....................        24,651         14,821          8,848
 Net Income ......................................        13,374          9,830          5,973
                                                     -----------    -----------    -----------
     BALANCE AT END OF YEAR ......................        38,025         24,651         14,821
                                                     -----------    -----------    -----------
     TOTAL SHAREHOLDERS' EQUITY ..................   $    85,642    $    68,316    $    52,600
                                                     ===========    ===========    ===========

 SHAREHOLDERS' EQUITY
  ($'s IN MILLIONS)
1994............$52.6
1995............$68.3
1996............$85.6



   The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================


            PHILADELPHIA CONSOLIDATED HOLDING CORP. AND SUBSIDIARIES
                                 (In Thousands)

                                                         For the Years Ended December 31,
                                                         --------------------------------
                                                           1996        1995        1994
                                                         --------    --------    --------
Cash Flows from Operating Activities:
  Net Income .........................................   $ 13,374    $  9,830    $  5,973
  Adjustments to Reconcile Net Income to Net Cash
    Provided by Operating Activities:
      Net Realized Investment (Gain) Loss ............       (260)       (181)      1,697
      Depreciation and Amortization Expense ..........        930         951         875
      Deferred Income Tax Benefit ....................       (182)       (302)     (1,168)
      Change in Premiums Receivable ..................       (214)        860         599
      Change in Other Receivables ....................     (5,747)     (5,748)     (1,323)
      Change in Deferred Acquisition Costs ...........     (3,876)     (1,246)     (1,004)
      Change in Other Assets .........................       (817)       (363)       (185)
      Change in Unpaid Loss and
        Loss Adjustment Expenses .....................     18,956      18,511      14,922
      Change in Unearned Premiums ....................     15,035       4,673       4,442
      Change in Premiums Payable and Other Liabilities       (184)     (1,696)       (842)
      Change in Income Taxes Payable .................        548         (53)       (614)
                                                         --------    --------    --------
        Net Cash Provided by Operating Activities ....     37,563      25,236      23,372
                                                         --------    --------    --------
Cash Flows from Investing Activities:
  Proceeds from Sales of Investments in
    Fixed Maturities Available for Sale ..............      2,594      12,543      11,668
  Proceeds from Maturity of Investments in
    Fixed Maturities Available for Sale ..............      9,476       1,272       3,061
  Proceeds from Sale of Investments in
    Fixed Maturities Held to Maturity ................        -           915         -
  Proceeds from Maturity of Investments in
    Fixed Maturities Held to Maturity ................        -           932         511
  Proceeds from Sales of Investments in
    Equity Securities ................................      2,168       5,655         967
  Cost of Fixed Maturities
    Available for Sale Acquired ......................    (32,783)    (47,101)    (29,970)
  Cost of Fixed Maturities
    Held to Maturity Acquired ........................        -          (301)    (10,414)
  Cost of Equity Securities Acquired .................    (12,412)     (5,616)     (2,089)
  Other - Net ........................................        -        (3,000)      3,000
  Purchase of Property and Equipment .................     (1,989)     (1,319)       (455)
                                                         --------    --------    --------
        Net Cash Used for Investing Activities .......    (32,946)    (36,020)    (23,721)
                                                         --------    --------    --------
Cash Flows from Financing Activities:
  Exercise of Employee Stock Options .................        979         -            -
  Collection of Notes Receivable .....................        207
                                                         --------    --------    --------
        Net Cash Provided by Financing Activities ....      1,186         -            -
                                                         --------    --------    --------

Net Increase (Decrease) in Cash and Cash Equivalents .      5,803     (10,784)       (349)
Cash and Cash Equivalents at Beginning of Year .......      5,680      16,464      16,813
                                                         --------    --------    --------
CASH AND CASH EQUIVALENTS AT END OF YEAR .............   $ 11,483    $  5,680    $ 16,464
                                                         ========    ========    ========
Cash Paid During the Year for:
  Income Taxes .......................................   $  3,024    $  3,323    $  3,542

Non-Cash Transactions:
  Issuance of Shares Pursuant to
    Employee Stock Purchase Plan .....................   $  1,131    $            $    -
  Notes Receivable Issued Pursuant to
    Employee Stock Purchase Plan .....................   $ (1,131)   $     -      $    -

    The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

            PHILADELPHIA CONSOLIDATED HOLDING CORP. AND SUBSIDIARIES

1.     GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

  Philadelphia Consolidated Holding Corp. ("Philadelphia Insurance"), and its subsidiaries (collectively the "Company") doing business as Philadelphia Insurance Companies, include two Pennsylvania domiciled property and casualty insurance companies, Philadelphia Indemnity Insurance Company and Philadelphia Insurance Company ("Insurance Subsidiaries"), and an underwriting manager Maguire Insurance Agency, Inc. The Company designs, markets and underwrites specialty commercial property and casualty insurance products for the rent a car industry, automobile leasing industry, non-profit organizations, the health, fitness and wellness industry and selected classes of professional liability. All marketing, underwriting, claims management, investment and general administration is provided by the underwriting manager.

   PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

  The consolidated financial statements include the accounts of the Company prepared in conformity with generally accepted accounting principles. All significant intercompany balances and transactions have been eliminated in consolidation. The preparation of financial statements requires making estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain prior years' amounts have been reclassified for comparative purposes.

   (A) INVESTMENTS

  Investments classified as Available for Sale are carried at market value with the change in unrealized appreciation (depreciation) credited or charged directly to shareholders' equity, net of applicable deferred income taxes.

  A tax exempt debt security was sold from the Held to Maturity category on April 16, 1995 at its market value of $915,000 due to a significant deterioration of the issuer's creditworthiness evidenced by the Standard and Poor's rating downgrade from BBB- to B on April 11, 1995. The amortized cost of this security was $972,000 resulting in a realized investment loss of $57,000 at the date of sale.

  During 1995 implementation guidance for Statement of Financial Accounting Standards (SFAS) No. 115 was adopted. Upon adoption, the appropriateness of the classifications for all securities held was reassessed. This reassessment resulted in reclassifying all securities in the Held to Maturity category to the Available for Sale category. The aggregate market value, amortized cost and unamortized unrealized loss on these securities was $25,601,000, $24,690,000, and $243,000, respectively. The reclassification from this one-time reassessment pursuant to the initial adoption of the implementation guidance does not call into question the intent to potentially hold other debt securities to maturity in the future.

  The decision to purchase or sell investments is based on management's assessment of various factors such as foreseeable economic conditions, including current interest rates and the interest rate risk, and the liquidity and capital positions of the Company. The Company's investments in fixed maturities which have been classified as Available for Sale are those securities that the Company anticipates would be available to be sold in response to changes in the factors discussed above.

  Investments in fixed maturities are adjusted for amortization of premiums and accretion of discounts to maturity date. Income is recognized on the accrual basis.

  Equity securities are carried at market value with the change in unrealized appreciation (depreciation) credited or charged directly to shareholders' equity, net of applicable deferred income taxes.

  Realized investment gains and losses are calculated on the specific identification basis and recorded as income when the securities are sold.

   (B) CASH AND CASH EQUIVALENTS

  Cash equivalents, consisting of fixed maturity investments with maturities of three months or less when purchased and money market funds, are stated at cost which approximates market value.

   (C) DEFERRED ACQUISITION COSTS

  Policy acquisition costs, which include commissions, premium taxes, fees and other costs of underwriting policies, are deferred and amortized over the same period in which the related premiums are earned. Deferred acquisition costs are limited to the estimated amounts recoverable after providing for losses and expenses that are expected to be incurred, based upon historical and current experience, as the premiums are earned. Amortization of policy acquisition costs in the accompanying consolidated statements of operations was $22,210,000, $17,105,000, and $15,541,000 for the years ended December 31, 1996, 1995 and
1994, respectively.

   (D) PROPERTY AND EQUIPMENT

  Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets. Costs incurred in developing information systems technology are capitalized and included in property and equipment. These costs are amortized over their useful lives from

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


the dates the systems technology become operational. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in earnings.

   (E) GOODWILL

  Acquisition costs in excess of the fair value of the net assets acquired are being amortized on a straight-line basis over 20 years.

   (F) RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES

  The liability for unpaid loss and loss adjustment expenses includes an amount determined on the basis of claims adjusters' evaluations and an amount, based on past experience, for losses incurred but not reported. Such liabilities are necessarily based on estimates, and while management believes that the amount is adequate, the ultimate liability may be in excess of, or less than, the amount provided. The methods of making such estimates and establishing the resulting liabilities are continually reviewed and updated and any adjustments resulting therefrom are reflected in operations currently.

   (G) UNEARNED PREMIUMS

  Premiums are generally earned on a pro rata basis over the terms of the policies. Premiums applicable to the unexpired terms of the policies in-force are reported as unearned premiums.

   (H) REINSURANCE CEDED

  In the normal course of business, the Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with reinsurers. Amounts recoverable from reinsurers are estimated in a manner consistent with the reinsured policy. Amounts for reinsurance assets and liabilities are reported gross.

   (I) INCOME TAXES

  The Company files a consolidated federal income tax return. Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date (see Note
8).

   (J) EARNINGS PER SHARE

  Earnings per common share has been calculated by dividing net income for the period by the weighted average number of common shares and common share equivalents outstanding during the period.

2. STATUTORY INFORMATION

   Accounting Practices: The Philadelphia Indemnity Insurance Company ("PIIC") and the Philadelphia Insurance Company ("PIC") are domiciled in the Commonwealth of Pennsylvania. PIIC and PIC are required to report to certain regulatory agencies on the basis of Statutory Accounting Practices ("SAP"). The statutory financial statements are prepared in accordance with accounting practices prescribed or permitted by the Insurance Department of the Commonwealth of Pennsylvania. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as Commonwealth laws, regulations and general administrative rules. Permitted Statutory Accounting Practices encompass all accounting practices not so prescribed.

  Generally accepted accounting principles (GAAP) differ in certain respects from SAP prescribed or permitted by the Insurance Department of the Commonwealth of Pennsylvania. The principal differences between SAP and GAAP are as follows:

   Under SAP, investments in debt securities are carried at amortized cost, while under GAAP, investments in debt securities classified as Available for Sale are carried at fair values.

   Under SAP, policy acquisition costs, such as commissions, premium taxes, fees, and other costs of underwriting policies are charged to current operations as incurred, whereas, the related written premium is included in earnings on a pro rata basis over the period covered by the policy;

   Under SAP, certain assets, designated as "Non-admitted Assets" (such as prepaid expenses) are charged against surplus;

   Under SAP, federal income taxes are only provided on taxable income for which income taxes are currently payable, while under GAAP, deferred income taxes are provided with respect to temporary differences.

   Under SAP, certain reserves are established in amounts which differ from amounts which would be provided in conformity with GAAP.

  Financial Information: The statutory capital and surplus of PIIC as of December 31, 1996 and 1995 was $60,175,000 and $51,235,000, respectively.
Statutory net income of PIIC for the years ended December 31, 1996, 1995 and 1994 was $5,626,000, $5,416,000 and $2,813,000, respectively.

   The statutory capital and surplus of PIC as of Decernber 31,1996 and 1995 was $21,732,000, and $16,314,000, respectively. Statutory net income of PIC for the years ended December 31, 1996,1995 and 1994 was $3,629,000, $3,587,000 and
$2,111,000, respectively.

  Dividend Restrictions: The Insurance Subsidiaries are subject to various regulatory restrictions which limit the maximum amount of annual shareholder dividends allowed to be paid. The maximum dividend which PIIC may pay to Philadelphia Insurance during 1997 without prior approval is $6,017,000 and the maximum dividend which PIC may pay to Philadelphia Insurance during 1997 without prior approval is $3,629,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

  Risk-Based Capital: Risk-based capital is designed to measure the acceptable amount of capital an insurer should have based on the inherent specific risks of each insurer. Insurers failing to meet this benchmark capital level may be subject to scrutiny by the insurer's domiciliary insurance department and ultimately rehabilitation or liquidation. Based on the standards, PIIC's and PIC's capital and surplus at December 31, 1996 is in excess of the prescribed risk-based capital requirements.

3. INVESTMENTS

   The Company invests primarily in investment grade fixed maturities, the majority of which are rated "A" or better by Standard and Poor's. The cost, gross unrealized gains and losses, estimated market value and carrying value of investments as of December 31, 1996 and 1995 are as follows:

                                                GROSS           GROSS           ESTIMATED
                                              UNREALIZED      UNREALIZED         MARKET         CARRYING
                                COST(1)         GAINS          LOSSES           VALUE(2)          VALUE
                                -------       ----------      ----------        ---------       --------
                                                            (IN THOUSANDS)
December 31, 1996:
Fixed Maturities:
Available for Sale
  U.S. Treasury Securities
    and Obligations of
    U.S. Government
    Corporations and Agencies   $ 20,450        $   159         $ 52            $ 20,557        $ 20,557
  Obligations of States and
    Political Subdivisions       105,682          3,369          164             108,887         108,887
  Corporate Debt Securities       11,625            236           69              11,792          11,792
--------------------------------------------------------------------------------------------------------
  Total Fixed Maturities
    Available for Sale           137,757          3,764          285             141,236         141,236
--------------------------------------------------------------------------------------------------------
Equity Securities                 19,648          7,930          236              27,342          27,342
--------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS               $157,405        $11,694         $521            $168,578        $168,578
========================================================================================================

December 31, 1995:
Fixed Maturities:
Available for Sale
  U.S. Treasury Securities
    and Obligations of
    U.S. Government
    Corporations and Agencies   $ 14,594        $   276         $ 28            $ 14,842        $ 14,842
  Obligations of States and
    Political Subdivisions        91,002          3,642          137              94,506          94,506
  Corporate Debt Securities       12,144            443           88              12,500          12,500
--------------------------------------------------------------------------------------------------------
  Total Fixed Maturities
    Available for Sale           117,740          4,361          253             121,848         121,848
--------------------------------------------------------------------------------------------------------
Equity Securities                  9,685          2,906           33              12,558          12,558
--------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS               $127,425        $ 7,267         $286            $134,406        $134,406
========================================================================================================

(1) Original cost of equity securities; original cost of fixed maturities adjusted for amortization of premiums and accretion of discounts.

(2) Estimated market values have been based on quoted market prices.

  The Company had no debt or equity investments in a single issuer totaling in excess of 10% of shareholders' equity at December 31, 1996.

  The cost and estimated market value of fixed maturity securities at December 31, 1996, by remaining contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                                        ESTIMATED
                                         MARKET
                        COST(1)         VALUE(2)
                        -------         ---------
                            (In Thousands)
Due in One Year or Less       -               -
Due After One Year
  Through Five Years      31,956          32,405
Due After Five Years
  Through Ten Years       76,625          78,217
Due After Ten Years       29,176          30,614
-------------------------------------------------
                        $137,757        $141,236
=================================================

(1) Original cost adjusted for amortization of premiums and accretion of discounts.

(2) Estimated market values have been based on quoted market prices.

   The sources of net investment income for the years ended December 31, 1996, 1995 and 1994 are as follows (in thousands):

                                        1996            1995            1994
                                        ----            ----            ----
   Fixed Maturities:
     Available for Sale                $7,377          $4,583          $3,356
     Held to Maturity                     -             1,366             997
   Equity Securities                      257             217             289
   Cash and Cash Equivalents              422             479             380
   --------------------------------------------------------------------------
   Total Investment Income              8,056           6,645           5,022
   Investment Expense                    (146)           (139)           (120)
   --------------------------------------------------------------------------
   NET INVESTMENT INCOME               $7,910          $6,506          $4,902
   ==========================================================================

   There are no investments in fixed maturity securities that were non-income producing during the years ended December 31,1996, 1995 and 1994. Investment expense includes $60,000,$84,000 and $84,000 in advisory fees paid to a related party in 1996, 1995 and 1994, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


  Realized pre-tax gains (losses) on the sale of investments for the years ended December 31, 1996, 1995 and 1994 are as follows (in thousands):

                                  1996     1995     1994
                                ------    -----    -------
       Fixed Maturities:
         Available for Sale
         Gross Realized Gains    $  47    $ 403    $    49
         Gross Realized Losses     (28)     (43)    (1,762)
       ----------------------------------------------------
       Net Gain (Loss)              19      360     (1,713)
       ----------------------------------------------------
         Held to Maturity
         Gross Realized Losses     -        (57)       -
       ----------------------------------------------------
       Net Loss                    -        (57)       -
       ----------------------------------------------------
       Equity Securities
         Gross Realized Gains      280      223         78
         Gross Realized Losses     (39)    (345)       (62)
       ----------------------------------------------------
       Net Gain (Loss)             241     (122)        16
       ----------------------------------------------------
       TOTAL NET REALIZED
       INVESTMENT Gain (Loss)    $ 260    $ 181    $(1,697)
       ====================================================


4. RESTRICTED ASSETS

  PIIC and PIC have investments, principally U.S. Treasury securities on deposit with the various states in which they are licensed insurers. At December 31, 1996 and 1995 the carrying value on deposit totaled $7,070,000 and $7,181,000 respectively.

5. TRUST ACCOUNTS

  The Company is required to maintain certain investments in trust accounts under reinsurance agreements with unrelated insurance companies that cede insurance risks to the Company. At December 31, 1996 and 1995, the Company had investments with a carrying value of $2,868,000 and $6,573,000, respectively, in trust accounts pursuant to a terminated quota share reinsurance agreement. Under the terms of this agreement, net premiums received by the Company were invested and held in a trust account to pay future claims. Interest income on these investments is distributed to the parties to the quota share agreement on a quarterly basis. The Company receives its interest in net trust investments in accordance with a formula that specifies certain percentages of funds to be released over a five-year period as losses are settled.

  The Company also maintains investments in trust accounts under current reinsurance agreements with unrelated insurance companies. These investments collateralize the Company's obligations under the reinsurance agreements. The Company possesses sole responsibility for investment and reinvestment of the trust account assets. All dividends, interest and other income resulting from investment of these assets are owned by the Company, and are distributed on a monthly basis. At December 31, 1996 and 1995, the carrying value of these trust fund investments were $23,223,000 and $27,241,000, respectively.

  The Company's share of the investments in the trust accounts is included in investments and cash equivalents, as applicable, in the accompanying consolidated balance sheets.

6. PROPERTY AND EQUIPMENT

  The following table summarizes property and equipment at December 31, 1996 and 1995 (in thousands):

                                    December 31,
                                    ------------      Estimated Useful
                                  1996       1995      Lives (years)
                                -------    --------  ----------------
       Furniture, Fixtures
       and Automobiles          $ 2,256    $  2,047      5-7
       Computer and
       Telephone
       Equipment                  6,004       4,860      3-7
       Land and Building          2,272       2,269       40
       Leasehold Improvements       812         179       12
       ------------------------------------------------------------
                                 11,344       9,355

       Accumulated
       Depreciation and
       Amortization              (6,118)     (5,487)
       ------------------------------------------------------------
       PROPERTY AND EQUIPMENT   $ 5,226    $  3,868
       ============================================================

  Included in property and equipment are costs incurred in developing or purchasing information systems technology of $2,447,600 and $1,968,100 in 1996 and 1995, respectively. Amortization of these costs was $100,100, $115,000 and $215,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Depreciation expense excluding amortization of capitalized information systems technology costs was $530,000, $395,000 and $355,900 for the years ended December 31, 1996, 1995 and 1994, respectively.

7.  LIABILITY FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES

   Activity in the liability for Unpaid Loss and Loss Adjustment
Expenses is summarized as follows (in thousands):

                                   1996        1995        1994
                                 --------    --------    --------
Balance at January 1             $ 77,686    $ 59,175    $ 44,253
 Less Reinsurance Recoverables      9,440       5,580       5,539
                                 --------    --------    --------
 Net Balance at January 1          68,246      53,595      38,714
                                 --------    --------    --------

Incurred related to:
 Current Year                      41,083      34,152      31,120
 Prior Years                         (965)       (925)       (111)
                                 --------    --------    --------
Total Incurred                     40,118      33,227      31,009
                                 --------    --------    --------

Paid related to:
 Current Year                       7,427       6,186       5,336
 Prior Years                       15,214      12,390      10,792
                                 --------    --------    --------
Total Paid                         22,641      18,576      16,128
                                 --------    --------    --------

Net Balance at December 31         85,723      68,246      53,595
 Plus Reinsurance Recoverables     10,919       9,440       5,580
                                 --------    --------    --------
Balance at December 31           $ 96,642    $ 77,686    $ 59,175
                                 ========    ========    ========

  As a result of changes in estimates of insured events of prior years, the Company reduced losses and loss adjustment expenses

[LOGO]                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================



incurred by $965,000, $925,000, and $111,000 in 1996, 1995, and 1994,
respectively. Such favorable development was due to losses emerging at a lesser rate than had been originally anticipated when the initial reserves for the applicable accident years were estimated.

8. INCOME TAXES

   The composition of deferred tax assets and liabilities and the related tax effects as of December 31,1996 and 1995 are as follows (in thousands):

                                        December 3l,
                                     -----------------
                                       1996      1995
                                       ----      ----
Assets:
Effect of Loss Reserve Discounting   $ 4,725    $3,989
Excess of Tax Over Financial
  Reporting Earned Premium             1,922     1,110
Other Assets                             127       -
------------------------------------------------------
Total Assets                           6,774     5,099
======================================================

Liabilities:
Deferred Policy Acquisition Costs,
  Deductible for Tax                   3,074     1,756
Property and Equipment Basis             416       240
Tax Effect of Unrealized
  Appreciation of Securities           3,798     2,372
Other Liabilities                        726       727
------------------------------------------------------
Total Liabilities                      8,014     5,095
------------------------------------------------------
Net Deferred Income Tax Asset
  (Liability)                        $(1,240)   $    4
======================================================

   The following table summarizes the differences between the Company's effective tax rate for financial statement purposes and the Federal statutory rate (in thousands):

                                      Amount of Tax   Percent
                                      -------------   -------
For the year ended December 3l, 1996:
Federal Tax at Statutory Rate           $ 5,708         34%
Nontaxable Municipal Bond Interest
  and Dividends Received Exclusion       (1,670)       (10)
Other, Net                                 (624)        (4)
----------------------------------------------------------
INCOME TAX EXPENSE                      $ 3,414         20%
==========================================================
For the year ended December 3l, 1995:
Federal Tax at Statutory Rate           $ 4,178         34%
Nontaxable Municipal Bond Interest
  and Dividends Received Exclusion       (1,303)       (11)
Other, Net                                 (417)        (3)
----------------------------------------------------------
INCOME TAX EXPENSE                      $ 2,458         20%
==========================================================
For the year ended December 3l, 1994:
Federal Tax at Statutory Rate           $ 2,620         34%
Nontaxable Municipal Bond Interest
  and Dividends Received Exclusion       (1,128)       (14)
Other, Net                                  242          3
----------------------------------------------------------
INCOME TAX EXPENSE                      $ 1,734         23%
==========================================================

   As of December 31,1996, the Company has approximately $1.3 million in net operating loss carryforwards, which expire in 2000 and 2001, available to offset future taxable income. Utilization of the loss carryforwards is limited to an annual amount of $336,000. For financial reporting purposes, the tax benefit of any utilization of these operating loss carryforwards is applied to reduce goodwill ($114,000 in 1996) and does not reduce income tax expense.

   Philadelphia Insurance has entered into tax sharing agreements with each of its subsidiaries. Under the terms of these agreements, the income tax provision is computed as if each subsidiary were filing a separate federal income tax return including adjustments for the income tax effects of net operating losses and other special tax attributes regardless of whether those attributes are utilized in the Company's consolidated federal income tax return.

9. REINSURANCE

  In the normal course of business, the Company has entered into various reinsurance contracts with unrelated reinsurers. The Company participates in such agreements for the purpose of limiting loss exposure and diversifying business. Reinsurance contracts do not relieve the Company from its obligation to policyholders.

  The loss and loss adjustment expense reserves ceded under such arrangements were $10,919,000 and $9,440,000 at December 31, 1996 and 1995, respectively. The Company evaluates the financial condition of its reinsurers to minimize its exposure to losses from reinsurer insolvencies. Approximately 97% and 96% of the ceded reinsurance reserves as of December 31, 1996 and 1995 respectively, are with 4 companies rated 'A' (Excellent) or better by A.M. Best Company. Additionally, approximately 4%, 11 % and 10% of the Company's net written premiums for the years ended December 31, 1996, 1995 and 1994 respectively, were assumed from an unrelated reinsurance company.

  The effect of reinsurance on premiums written and earned is as follows (in thousands):

                                             Written         Earned
                                            --------        --------
For the Year Ended December 31, 1996:
Direct Business                             $132,611        $117,354
Reinsurance Assumed                            4,244           4,466
Reinsurance Ceded                             52,861          49,770
--------------------------------------------------------------------
NET PREMIUMS                                $ 83,994        $ 72,050
--------------------------------------------------------------------
Percentage Assumed of Net                                        6.2%
====================================================================

For the Year Ended December 31, 1995:
Direct Business                             $ 97,519        $ 92,046
Reinsurance Assumed                            6,661           7,461
Reinsurance Ceded                             42,108          41,319
--------------------------------------------------------------------
NET PREMIUMS                                $ 62,072        $ 58,188
--------------------------------------------------------------------
Percentage Assumed of Net                                       12.8%
====================================================================

For the Year Ended December 31, 1994:
Direct Business                             $ 83,638        $ 76,577
Reinsurance Assumed                            5,461           8,080
Reinsurance Ceded                             33,701          32,572
--------------------------------------------------------------------
NET PREMIUMS                                $ 55,398        $ 52,085
--------------------------------------------------------------------
Percentage Assumed of Net                                       15.5%
====================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                [LOGO]
================================================================================



10. SHAREHOLDERS' EQUITY

  The Company has established non-qualified stock bonus and stock option plans. Under the stock bonus plan, the Company has granted a total of 68,750 shares to certain officers of the Company, of which all such shares have been issued and are vested.

  Under the Company's stock option plan, stock options may be granted for the purchase of common stock at a price not less than the fair market value on the date of grant. Options are generally exercisable pro rata over a five year period, except for options issued in 1996 and 1995 which are exercisable after the expiration of five years following the grant date. Under this plan, the Company has reserved 637,500 shares of common stock for issuance pursuant to options granted under the plan.

  In addition to stock options granted pursuant to the Company's stock option plan, the Company's Board of Directors have granted previous awards of 1,306,746 stock options.


  SFAS No. 123, "Accounting for Stock-Based Compensation", encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at a fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Accordingly, compensation cost for the Company's compensation instruments is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

  The following is a summary of the Company's option activity, including weighted average option information:


                                                 1996                            1995                           1994
                                    -------------------------------    ---------------------------   ----------------------------
                                                        Exercise                       Exercise                      Exercise
                                                          Price                         Price                          Price
                                     Options          Per Option(1)    Options       Per Option(1)   Options        Per Option(1)
                                    -------------------------------    ---------------------------   ----------------------------
Outstanding at beginning of year    1,600,321            $ 5.68        1,592,371       $ 5.62        1,623,996       $  5.72
Granted                               458,950            $16.77           21,700       $12.21           15,000       $  9.71
Exercised                            (146,250)           $ 6.65          (10,000)      $ 8.94             (625)      $  5.21
Canceled                             (126,875)           $16.09           (3,750)      $ 9.88          (46,000)      $ 10.46
                                    ---------                          ---------                     ---------
Outstanding at end of year          1,786,146            $ 7.71        1,600,321       $ 5.68        1,592,371       $  5.62
                                    =========                          =========                     =========
Exercisable at end of year          1,409,609                          1,539,696                     1,529,159
Weighted-average fair value of
options granted during this year        $5.73                              $4.28


                                       Outstanding     Exercise     Remaining     Exercisable    Exercise
                                       at December      Price      Contractual    at December      Price
   Range of Exercise Prices             31, 1996     Per Option(1) Life (Years)     31,1996      Per Option(1)
--------------------------------------------------------------------------------------------------------------
   $5.21                               1,361,746        $ 5.21         6.1         1,345,859        $ 5.21

   $9.50 to $14.63                        90,450        $11.14         4.5            63,750        $10.89

   $16.25 to $18.63                      333,950        $16.95         9.2               -            -
                                       ---------                                   ---------
                                       1,786,146        $ 7.71                     1,409,609        $ 5.47
                                       =========                                   =========

(1) Weighted Average Exercise Price Per Option.

[LOGO]                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================



  On May 9,1996 the Company's shareholders approved a non-qualified Employee Stock Purchase Plan (the "Stock Purchase Plan"). The aggregate maximum number of shares that may be issued pursuant to the Stock Purchase Plan is 250,000. Shares may be purchased under the Stock Purchase Plan by eligible employees during designated one-month offering periods established by the Compensation Committee of the Board of Directors at a purchase price of the lesser of 85% of the fair market value of the shares on the first business day of the offering period or the date the shares are purchased. The purchase price of shares may be paid by the employee over six (6) years pursuant to the execution of a promissory note. The promissory note(s) are collateralized by such shares purchased under the Stock Purchase Plan and are interest free. Under the Stock Purchase Plan, the Company issued 26,072 and 50,583 shares in 1996 and 1995, respectively. The weighted average fair value of those purchase rights granted in 1996 and 1995 was $3.02 and $3.04, respectively.

   Since the Company has adopted the disclosure-only provisions of SFAS No. 123, no compensation cost has been recognized for the Company's compensation instruments. The following represents pro forma information as if the Company recorded compensation costs using the fair value of the issued compensation instruments (the results may not be indicative of the actual effect on net income in future years):

                                        1996            1995
                                       -------         ------
                                           (In Thousands)
Net Income As Reported                 $13,374         $9,830
Assumed Stock Compensation Cost            281             22
                                       -------         ------
Pro Forma Net Income                   $13,093         $9,808
                                       =======         ======
Net Income Per Average Common
Share As Reported                      $  1.88         $ 1.44
                                       =======         ======
Pro Forma Net Income Per
Average Common Share                   $  1.84         $ 1.43
                                       =======         ======

    The fair value of options at date of grant was estimated using the Black-Scholes valuation model with the following weighted average assumptions:

                                        1996            1995
                                       ------          ------
Expected Stock Volatility               20.0%           19.3%
Risk Free Interest Rate                  5.8%            6.4%
Expected Option Life-Years               6.0             6.0
Expected Dividends                       0.0%            0.0%


11. PROFIT SHARING

   The Company has a defined contribution Profit Sharing Plan, which includes a 40lk feature, covering substantially all employees. Under the plan, employees may contribute up to an annual maximum of the lesser of 15% of eligible compensation or the applicable Internal Revenue Code limit in a calendar year. The Company makes a matching contribution in an amount equal to 25% of the participant's pretax contribution, subject to a maximum of 6% of the participant's eligible compensation. The Company may also make annual discretionary profit sharing contributions at each plan year end. Participants are fully vested at all times in their contributions, and are fully vested in the Company's contribution upon completion of 7 years of service. The Company's contributions to the plan were $322,400, $267,500, and $185,700 in 1996, 1995 and 1994, respectively.


12. COMMITMENTS AND CONTINGENCIES

    The Company is subject to routine legal proceedings in connection with its property and casualty insurance business. The Company is not involved in any pending or threatened legal or administrative proceedings which management believes might have a material adverse effect on the Company's financial condition or results of operations.

    The Company currently leases office space to serve its headquarters location and 36 field offices for its production underwriters. Rental expense for these operating leases was $736,700, $187,800 and $123,500 for the years ended December 31, 1996, 1995 and 1994, respectively.

    At December 31, 1996, the future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1996 were as follows:

Years ending December 31:
    1997                        $  919,000
    1998                           864,000
    1999                           807,000
    2000                           778,000
    2001 and Thereafter          1,592,000
    --------------------------------------
    TOTAL MINIMUM
    PAYMENTS REQUIRED           $4,960,000
    ======================================

REPORT OF INDEPENDENT ACCOUNTANTS                                         [LOGO]
================================================================================


TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF PHILADELPHIA CONSOLIDATED HOLDING
CORP.:


    We have audited the accompanying consolidated balance sheets of Philadelphia Consolidated Holding Corp. and Subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Philadelphia Consolidated Holding Corp. and Subsidiaries as of December 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                    /s/ COOPERS & LYBRAND L.L.P.
                                    ----------------------------

2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 7, 1997

                                                        UNDERWRITING & MARKETING
================================================================================


UNDERWRITING

   There are three independent underwriting divisions which support each other. Collectively, their primary responsibility is to price all business, manage the risk selection process, provide customer service and monitor loss ratios by product and by account.

THE SPECIALTY LINES DIVISION

   The Specialty Lines Division markets and underwrites Directors and Officers Liability to Non- profit Organizations, Errors and Omissions Liability for Property Casualty Insurance Agents and Brokers, Miscellaneous Professional Liability for various professionals including consultants, counselors and lawyers. During 1996 the division also introduced EXECUTIVE SAFEGUARD(R)* a proprietary package policy which includes Directors and Officers Liability, Employment Practices Liability, Fiduciary Liability and Kidnap/Ransom insurance for public and private companies. There are certain risks within these broad categories that we've identified and believe, offer substantial growth opportunities at profitable margins. James J. Maguire, Jr. ("Jamie"), manages the Specialty Lines Division which seeks growth through professional underwriting, superior service and product innovation. Prior to his joining "PHLY" in June of this year, Jamie spent nine years in Specialty Lines as an underwriting manager with Great American Insurance Companies and as an Assistant Vice President with American International Group.


                       [PHOTOGRAPH JAMES J. MAGUIRE, JR.
                                VICE PRESIDENT]

THE COMMERCIAL LINES DIVISION

  The Commercial Lines Division is operationally structured into underwriting product teams which service and price specific programs. Each program offers a comprehensive package policy, including Automobile and General Liability, Property and Crime Insurance plus Professional Liability specific to each industry (Example - Health and Fitness instructors or Social Service Counselors).



                       [PHOTOGRAPH CHRISTOPHER J. MAGUIRE
                           ASSISTANT VICE PRESIDENT]



  Our largest program is a Social Service Package for NonProfit Organizations which has been developed over a ten year period and represents forty-three million dollars of annual premium. Our Company is endorsed as the recommended insurance underwriter by a half-dozen national associations.

  Other program business includes Assisted Living, Day Care Centers, Nursing Homes, Paratransit Fleets, Private and Vocational Schools, Gated Communities and last but not least, the Leasing and Rent A Car Industry wherein our Company has pioneered coverage innovation for the past twenty-five years.

THE REGIONAL UNDERWRITING DIVISION

  The Regional Underwriting Division has seven Vice Presidents each managing a geographic territory under the supervision of Sean S. Sweeney. These underwriting units are located in offices across the U.S.A. and are linked by computer, through a Client Server System with the home office data files. By managing the underwriting process and selecting good accounts at the local level we can produce consistent, profitable underwriting results and offer speed and quality service. Local underwriting also unbundles the administrative "log jams" that central control can sometimes cause, creates a national larger pool of qualified talent upon which to draw, eliminates time zone service constraints and finally, helps to identify those exposures, laws and/or coverage amendments which are unique to a geographic locale.

PRODUCT DEVELOPMENT

  Product Development is also part of the regional offices' responsibility. They participate in and recommend to management new product ideas and enhancements to existing programs. Although not readily apparent in our 1996 results, the changes to contracts and the addition of new coverages during the year made a substantial contribution to our continuing growth. There are also several new programs which have been in the "test marketing" stage throughout 1996 which the Company will introduce in 1997. In October we entered into a unique business partnership with Orion Capital through E.B.I., their Workers' Compensation Specialty Company. Prior to this partnership our lack of workers' compensation capability was a marketing impediment in solicitation of nursing homes and certain large specialty school accounts. With the E.B.I. relationship we are now able to offer our clients workers' compensation which helps us gain access to the account balance.

UNDERWRITING & MARKETING
================================================================================


MARKETING

   We continue to be a product driven organization and "broker friendly." Each underwriting office has a clearly defined data base of prospects which are systematically contacted. Our marketing emphasis focuses on establishing a relationship with both the policyholder and/or his broker. Our renewal retention rate has been approximately 85% for the last 4 years, largely because we focus on understanding the needs of the brokers and insureds. Once a transaction has been consummated we focus on solidifying our relationship via speed of service and product differentiation. We utilize a mixed marketing approach that includes PRODUCTION UNDERWRITERS, PREFERRED AGENTS AND INSURANCE BROKERS.



                        [PHOTOGRAPH SEAN S. SWEENEY, CPCU
                              SR. VICE PRESIDENT]



PRODUCTION UNDERWRITING OFFICES

  Our 37 field underwriting offices are strategically located to service the major markets across the United States with responsibility for marketing, risk selection and service to existing accounts.

  In 1996, the Company initiated a plan to improve speed and quality of service with the installation of the Allenbrook System. This new system which is completely integrated and Windows based, runs in a client server environment and enables us to quote, price and issue policies and endorsements at the Regional Off ices with single point data entry. The system couples centralized underwriting and pricing integrity with local servicing capability. By empowering our Regional Offices with local service capability we're confident that brokers and policyholders will find the quality and speed of service more efficient thus stimulating more business for Philadelphia Insurance Companies.

  Each state has different regulations that can impact underwriting decisions. Our local off ices monitor these regulations and provide intelligence vis-a-vis their impact. We combine this underwriting expertise with marketing persistence to assure quality risk selection.

  Through local interaction with policyholders and brokers, our production underwriters have been trained to understand the differences between good and marginal accounts. In addition, agents and brokers are encouraged to become part of the underwriting equation thus contributing to our goal of account profitability. The idea of agents and brokers contributing to underwriting profitability was the foundation of the "PREFERRED AGENTS PROGRAM."

PREFERRED AGENTS

  Just as we are niche underwriters there are brokers who do the same. In 1996, we instituted a marketing campaign to unearth these brokers and create a business relationship. What's unique about the Preferred Agent Plan is that for many years as a specialist we competed with these same brokers, have grown to respect their expertise, and in 1996, initiated a plan to have them join forces with us. In a sense their book of business was pre-underwritten, because we had been evaluating these risks for submission purposes over the years. The synergy of specialists working together in this case created a positive underwriting result because both parties understand the risk. A tremendous amount of marketing momentum has been created since the introduction of this plan and we believe there is a growth opportunity for years to come. Thus far we have generated 28 new relationships and over $12,000,000 of new premium.


BROKERS

  With a focus on being "broker friendly" we have increased the number of broker relationships to 3,000.

  We provide them with marketing support, timely quotes and value-added coverage enhancements. Once our underwriting staff accepts and quotes an account and the risk is thereafter bound, we continue this support with prompt policy issuance and pro-active training on risk avoidance. All programs include interest-free monthly direct bill as well as 800 claims service. This enables independent brokers to focus on customer service without increasing their overhead. In our relationships with brokers, we try to increase their operating efficiencies through target marketing. With a clearly defined class of business and premier products that fit the needs of the policyholder, we can assist in the qualifying process to assure that our proposal is presented to the prospective insured in a professional fashion. In many cases our underwriters are available to assist in the presentation. On a monthly basis, we monitor loss ratios and hit ratios to optimize our relationships with brokers. Our monthly minimum success rate of submissions to sales is over 20%. A key strength in achieving this goal is the positive relationship forged by our local offices with local brokers.

[LOGO]                                                  UNDERWRITING & MARKETING
================================================================================


PRODUCT PROMOTION

  The Company utilizes a multi-faceted distribution strategy to assure a regular flow of submissions as well as enabling the Company to seize emerging market opportunities. All production underwriting efforts are supported by: direct mail; print media advertising; industry trade shows and telemarketing. A new advertising campaign was developed in 1996 which featured our products and their uniqueness. It has been extremely successful and should continue to generate positive marketing activity.

  The foundation has been laid to continue solid growth in each of our underwriting divisions.

SPECIALTY LINES

  With the arrival of James J. Maguire, Jr. (Jamie) to lead our Specialty Lines Division we have significantly expanded the products and niche industries serviced. Jamie's underwriting experience and expertise have enabled us to broaden our target market in existing niches and to develop new products. A clear illustration of the success we have experienced in broadening our target market is with the Insurance Agents Errors and Omissions product. Our initial focus had been the small non-standard personal auto agents. We broadened our focus to include large regional brokers, Managing General Agents, Wholesalers and Insurance Underwriters. Miscellaneous professional liability, another core product, has been expanded from Management, Marketing and Computer Consultants to include Title Agents, Mortgage Brokers, Claims Examiners and a host of other professions.

  The new Executive Safeguard Directors and Officers Liability program is available to both private and public companies and has a wide range of unique coverage features that truly differentiates us from the competition. Our Non-Profit Directors and Officers liability policy has also been upgraded to meet the needs of a more competitive market place.

COMMERCIAL AUTO

  A founding principle of our company is not to jeopardize underwriting profit for the sake of premium volume. The discipline required to execute this principle is evident in the commercial auto division. The division maintained underwriting profitability in 1996 while falling short of its premium goals. Fortunately, it appears this philosophy is starting to pay off as a few of our competitors seem to be exiting the market. Also, new legislative statutes regarding secondary liability and financial responsibility shifting are improving the overall environment for our commercial auto division. We are refocusing our marketing efforts based on the positive legal climate, with the anticipation of favorable results.

NEW PROGRAMS

  Product development is a continuous effort by company management. Our strategy in evaluating new programs is to consider books of business only from retail agents with over $500,000 of annual premium and a potential target market of over 3,000 prospects.

We have developed special programs for the following industries in 1997:

  1. Outfitters and Guides

  2. Marriage and Family Counselors

  3. Condo Associations

  4. Home Health Care

  5. Para Transit Commercial Auto Liability

  6. Lawyer's Errors and Omissions Liability

  We understand the importance of constantly having new ideas in the "pipeline" to provide us with additional opportunities. Product development and new programs are an important part of the future of our Company.

INFORMATION TECHNOLOGY

  Douglas J. Platt initiated the installation of our company-wide information network in the fourth quarter of 1995. The foundation of this network is the Allenbrook Processing System that runs in a Client Server Environment. At year end 1996 we're about sixty-five percent operational. The system currently is 100% operational in our Specialty Lines Division and processes our rating, quoting, issuing of laser printed policies, billings, cancellations and endorsements. Additionally, it provides management reports, such as premium and claims activity at the policy level, commission processing, general ledger and reinsurance feeds. With the company-wide information network, our regional offices are as close to the home office as a stroke on their computer keyboards. Other important benefits of this installation include the elimination of the year 2000 data calculation problem, a flexible language tool set which will facilitate rapid product development and a relational data base structured query capability for quick assimilation of ad hoc management reports. The energy expended today in this initiative will play a key role in speed and quality of future service plus pay for itself through expense savings.



                          [PHOTOGRAPH DOUGLAS J. PLATT
                                VICE PRESIDENT]

OFFICES & REGIONS
================================================================================

SALES OFFICES AND REGIONS
The Company markets its insurance products through 37 sales offices.



CORPORATE HEADQUARTERS

  One Bala Plaza, Suite 100
  Bala Cynwyd, PA 19004
  Tel (610) 617-7900
  Fax (610) 617-7940

NORTHWEST REGION

  MASSACHUSETTS
  * North Easton, MA

  CONNECTICUT
   Manchester, CT

  MAINE
   Scarborough, ME

  NEW YORK
  + Mamaroneck, NY
    Rochester, NY

MID-ATLANTIC REGION

  CENTRAL PA/MARYLAND
  * Lancaster, PA
  + Columbia, MD

  PENNSYLVANIA/NEW JERSEY
   Bala Cynwyd, PA
   Hamilton, NJ

  VIRGINIA
   Falls Church, VA

  WESTERN PA/OHIO
  + Brooklyn Heights, OH
    Columbus, OH
  + Pittsburgh, PA

SOUTHEAST REGION

  FLORIDA
   * Winter Park, FL

  CAROLINAS
    Ft. Mill, SC

  GEORGIA
    Marietta, GA

  KENTUCKY
    Louisville, KY

SOUTHWEST REGION

  COLORADO
   * Littleton, CO

  ARIZONA
     Mesa, AZ

  NEW MEXICO
     Albuquerque, NM

  OKLAHOMA
     Tulsa, OK

  TEXAS
     Austin, TX
     Dallas, TX

CENTRAL REGION

  KANSAS/MISSOURI
   * Independence, MO
     St. Louis, MO

  IOWA
     West Des Moines, IA


NORTH CENTRAL REGION

  ILLINOIS
   * Naperville, IL

  INDIANA
     Indianapolis, IN

  MICHIGAN
     Manchester, MI

  MINNESOTA
     Minneapolis, MN

  WISCONSIN
     Menomonee Falls, WI

WESTERN REGION

 CALIFORNIA
   * Sacramento, CA
     San Francisco, CA
     San Juan Capistrano, CA

 HAWAII
  +  Honolulu, HI

 OREGON
     Beaverton, OR

 WASHINGTON
     Seattle, WA



* Regional Sales Office
+ New Office

[LOGO]                                                        BOARD OF DIRECTORS
================================================================================


FIRST ROW (seated left to right): ROGER L. LARSON; JAMES J. MAGUIRE; WILLIAM J. HENRICH, JR.



BACK ROW (standing left to right): PAUL R. HERTEL, JR.; THOMAS J. MCHUGH; SEAN S. SWEENEY; J. EUSTACE WOLFINGTON; MICHAEL J. MORRIS


BOARD OF DIRECTORS

JAMES J. MAGUIRE                                ROGER L. LARSON
CHAIRMAN, PRESIDENT & CEO                       Former Regional manager
PHILADELPHIA CONSOLIDATED HOLDING CORP.         SEARS, ROEBUCK AND CO.

SEAN S. SWEENEY                                 THOMAS J. MC HUGH
SENIOR VICE PRESIDENT                           President
PHILADELPHIA CONSOLIDATED HOLDING CORP.         McHUGH ASSOCIATES, INC.
                                                Investment Consultants
WILLIAM J. HENRICH, JR.
Senior Partner                                  MICHAEL J. MORRIS
DILWORTH, PAXSON, KALISH & KAUFFMAN             Former President
Legal Services                                  TRANSPORT INTERNATIONAL POOL CORPORATION
                                                Transport Services
PAUL R. HERTEL, JR.
Chairman                                        J. EUSTACE WOLFINGTON
PAUL HERTEL & COMPANY INC.                      President
Insurance                                       HALF A CAR,INC.
                                                Automobile Lease Consultants

SHAREHOLDER INFORMATION & OFFICERS                                       [LOGO]
===============================================================================


MARKET AND DIVIDEND
INFORMATION FOR COMMON STOCK

The Company's common stock, no par value, trades on The Nasdaq Stock Market under the symbol "PHLY." As of February 6, 1997, there were 173 holders of record and 444 beneficial shareholders of the Company's common stock. The high and low sales prices of the common stock, as reported by the National Association of Securities Dealers, were as follows:

                        1996                    1995
                  -----------------       ----------------
  Quarter          High        Low         High       Low
  -------          ----        ---         ----       ---
  First           21.000     16.250       13.250    12.250
  Second          22.500     18.250       14.625    12.000
  Third           21.750     16.750       21.875    14.125
  Fourth          24.250     21.250       21.000    16.250

The Company did not declare cash dividends on its common stock in 1996 and 1995, and currently intends to retain its earnings to enhance future growth.

The payment of dividends by the Company will be determined by the Board of Directors and will be based on general business conditions, legal and regulatory restrictions.

As a holding company, the Company is dependent upon dividends and other permitted payments from its subsidiaries to pay any cash dividends to its shareholders. The ability of the Company's insurance subsidiaries to pay dividends to the Company is subject to regulatory limitations (see Note 2 to the Consolidated Financial Statements).

SUBSIDIARIES

Philadelphia Indemnity Insurance Company
Philadelphia Insurance Company
Maguire Insurance Agency, Inc.



AUDITORS

COOPERS & LYBRAND L.L.P.
Philadelphia, PA

SEC FORM 10-K

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION MAY BE OBTAINED WITHOUT CHARGE BY WRITTEN REQUEST TO:

JOSEPH J. BARNHOLT
Assistant Vice President
One Bala Plaza, Suite 100
Bala Cynwyd, PA 19004

TRANSFER AGENT & REGISTRAR

AMERICAN STOCK
TRANSFER & TRUST CO.
6201 15th Avenue
Brooklyn, NY 11219
(718) 921-8275

COMMON STOCK

Listed:     NASDAQ
Quoted:     (PHLY)
Newspaper:  PhilConHldg

ANNUAL MEETING

Date:       Thursday, May 8, 1997

Time:       10:00 a.m.

Place:      Marriott West
            111 West Crawford Avenue
            West Conshohocken, PA 19428


-------------------------------------------------------------------------------------------------------------------------
OFFICERS
JAMES J. MAGUIRE
Chairman, President, & CEO      DOUGLAS J. PLATT                CHARLES E. BROGAN               ROBERT POTTLE
                                Vice President,                 Vice President,                 Vice President,
SEAN S. SWEENEY                 Information Technologies        Mid-Atlantic Region             North Central Region
Senior Vice President,
Director of Marketing           JOSEPH J. BARNHOLT              PHILLIP D. ELDRIDGE             LAWRENCE G. SOLO
                                Assistant Vice President,       Vice President,                 Vice President,
CRAIG P. KELLER                 Financial Services              Southeast Region                Southwest Region
Vice President, Secretary
& CFO                           EDWARD M. HORNING               PATRICK J. McKEON               PHILIP W. TWIETMEYER
                                Assistant Vice President,       Vice President,  Marketing      Vice President, Marketing
WILLIAM J. BENECKE              Information Technologies
Vice President, Claims                                          ROBERT O. O'LEARY, JR.          STEPHEN E. WESTHEAD
                                CHRISTOPHER J. MAGUIRE          Vice President,                 Vice President,
JACK T. CARBALLO                Assistant Vice President,       Northeast Region                Central Region
Vice President, Administration  Underwriting
                                                                CHARLES K. EADONE
JAMES J. MAGUIRE, JR.           JEAN M. PITTMAN                 Vice President,
Vice President, Underwriting    Assistant Vice President,       Westerm Region
                                Information Technologies